FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                      No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No     X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

MATERIAL EVENT

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING - AGENDA

BANCO BBVA ARGENTINA S. A.

The Shareholders of Banco BBVA Argentina S.A., are hereby convened to the General Extraordinary Shareholders Meeting to be held on November 20, 2020, at 11.30 a.m., on first call. If the necessary quorum is not achieved on first call, the Board of Directors shall make a second call pursuant to section 237 of the Argentine General Companies Law.

We hereby inform that so long as it is prohibited, limited or restricted the free circulation of people in general, as a consequence of the sanitary emergency situation pursuant to Necessity and Urgency Decree No. 297/2020 and National Executive Power successive rules, the Meeting shall be held as a remote meeting in accordance with the CNV General Resolution No. 830/2020 (“GR 830/2020”), to deal with the following

Agenda

1)	Holding of the remote Meeting in accordance with the CNV General Resolution No. 830/2020.

2)	Appointment of two shareholders to prepare and sign the Meeting minutes, together with the Chairman of the Meeting.

3)

Partial write-off of the voluntary reserve for future result distributions in the amount of AR$ 12,000,000,000 and consideration of the supplementary dividend for the same amount, so as to increase the amount of the cash dividend approved by the General Ordinary and Extraordinary Shareholders Meeting held on May 15, 2020 in the amount of AR$ 2,500,000,000, all of it subject to the prior Argentine Central Bank authorization. Delegation to the Board of the powers for the implementation thereof and for determination of a date to make it available for the shareholders, once it has been approved by the Argentine Central Bank.

Notes:

(a) Remote Meeting: In accordance with the “GR 830/2020”, the Meeting shall be a remote meeting, by the use of the video conference system which enables: (i) access to the Meeting of all the participants (shareholders and/or their proxies, Directors, General Manager, members of the Supervisory Committee and their staff); (ii) simultaneous transmission of sound and images and speeches of the participants; (iii) the shareholders may participate with voice and issue their votes in oral form and/or electronically (with audio and image) during the holding of the Meeting and (iv) record of the Meeting in digital form and keeping of a digital copy support.

To such ends it is informed that: (1) the system to be used shall be the WebEx platform, which is the video conferences and virtual meetings provided by Cisco, which may be accessed by the link sent by the Company, together with the access and development of the meeting act instructions to the shareholders that communicate their attendance to the meeting through email in accordance with the indications in the following item. (2) The shareholders shall communicate their attendance to the meeting by email addressed to (investorelations-arg@bbva.com), At. Inés Lanusse, with the content and safeguards indicated in paragraph b), serving such sending as sufficient evidence for clearance, with at least three (3) business days in advance to the date of the meeting, i.e until November 16, 2020 at 6 p.m. including it. Unless otherwise indicated, there shall be used the same email address from which each shareholder informed its attendance to inform the link of the video conference; the Meeting shall begin at the notified time punctually. (3) In case of proxies, the corresponding enabling instrument, sufficiently authenticated shall be sent to the Company at least five (5) business days in advance to the holding of the meeting. (4) At the moment of registration to participate in the Meeting, the following data of the owner of the shares shall be informed: name and surname or complete corporate name; type and number of identity document of physical persons or data of the registration of the legal persons with express indication of the register in which they are registered and their jurisdiction; domicile indicating its nature. The same data shall be provided by those who attend the Meeting as proxy of the owner of the shares. Likewise, the Shareholders that are foreign companies are required to attach the documents evidencing their registration as such at the corresponding public registry, pursuant to Section 123 of the Argentine General

Companies and to inform the final beneficiary owners of the shares that conform the capital stock of the foreign company and the amount of shares which shall be voted on, and we hereby inform you that the proxy appointed to effect the voting at the meeting shall be duly registered in the corresponding public registry, pursuant to Sections 118 or 123 of the Argentine General Companies as amended. (5) At the opening of the Meeting each one of the participants shall evidence his or her identity and indicate the place of locations.

Members of the Company Supervisory Committee that participate in the Meeting shall verify compliance with the measures before mentioned as well as the safeguards provided for in “GR 830/2020”.

(b) Deposit of evidence and certificates: The Shareholders are advised that the Company Book-Entry Shares Register is maintained by Caja de Valores S.A., located at 25 de Mayo 362, Autonomous City of Buenos Aires. In accordance with Section 238 of the Argentine General Companies, in order to attend the meeting, the Shareholders shall obtain a certificate evidencing the existence of the book-entry shares account issued to such effect by Caja de Valores S.A. Pursuant to “GR 830/2020”, the Shareholders may register sending by email the certificates referred to previously (and other corresponding supplemental information) in accordance with the form indicated in the previous paragraph.

(c) In case that, on the date of the Meeting, any prohibition, limitation or restriction has ceased to exist for the free circulation of people in general, as a consequence of the sanitary emergency situation pursuant to Necessity and Urgency Decree No. 297/2020, National Executive Power successive rules and/or other regulations promulgated or to be promulgated on the safeguards and restrictions to be complied with as a result of the emergency situation and isolation prescription, the Board shall be able, by Relevant Event, to inform the holding of the meeting in person.

Mr. Jorge Delfín Luna, Vice president-in-office of the Presidency of Banco BBVA Argentina S.A., has been appointed as such by the General Ordinary and Extraordinary Shareholders Meeting held on May 15, 2020 and the Board of Directors Meeting held on the same date.

Jorge Delfín Luna – Vice president-in-office of the Presidency.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: October 14, 2020	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer